HBC Acquisition Corp.

3963 Maple Avenue, Suite 450

Dallas, TX 75219

October 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             HBC Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-176703

Ladies and Gentleman,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HBC Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-176703), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 6, 2012 and amended on November 7, 2011, December 16, 2011 and February 29, 2012.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

In accordance with Rule 457(p), the Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at HBC Acquisition Corp., 3963 Maple Avenue, Suite 450, Dallas, Texas, 75219, with a copy to Company’s counsel, Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, Suite 4100, Dallas, Texas, 75201, attention James A. Deeken.

Thank you for your assistance with this matter.

Respectfully submitted,

/s/ Katherine Winson
Name: Katherine Winson
Title: Chief Financial Officer

cc:                                Bruce S. Mendelsohn, Esq.

James A. Deeken, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Deanna L. Kirkpatrick, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017